UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 8, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated January 8, 2014 relating to the clarification announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: January 8, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

Reference is made to certain media reports in relation to the termination of various leases of the transmitting stations by Television Broadcasts Limited (“TVB”) which are relevant to the provision of mobile television services by the Company.

The Company confirms that, as was reported in various media reports, it has received a termination notice from TVB in relation to two leases of six transmitting stations. The Company will begin to negotiate new leases with TVB for the sharing of the sites and facilities at the transmitting stations. Where necessary, the Company may request The Office of the Communications Authority (“OFCA”) for assistance (such as mediation). Under section 36AA of the Telecommunications Ordinance (Cap. 106 of the Laws of Hong Kong), OFCA may direct a licensee to coordinate and cooperate with another licensee in the public interest to share the use of a facility. The Company also wishes to clarify that the termination of these leases will not have any material impact on the Company’s current business plan. The Company has technical solutions to ensure sufficient coverage for its new mobile television services. The Company remains confident that it can launch its Over-The-Top and mobile television services and begin distributing its multimedia contents through these platforms starting on or about 1 July 2014.

At the request of the Company, trading in the Company’s shares on the Stock Exchange had been halted with effect from 9:50 a.m. on 8 January 2014 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading with effect from 1:00 p.m. on 8 January 2014.

By Order of the Board
Hong Kong Television Network Limited Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 8 January 2014

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.